Exhibit 4.3

DOLLAR TREE, INC.

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of Dollar Tree, Inc. (the “Company”) is not complete and is subject to, and qualified in its entirety by reference to, applicable provisions of Virginia law and the articles of incorporation and bylaws of the Company. The Company’s articles of incorporation and bylaws, each as amended and restated, are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our articles of incorporation and bylaws, and the applicable provisions of Virginia law, for additional information.

The Company’s common stock is the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Authorized Capital Stock

The Company’s authorized capital stock consists of 600,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders, other than any matter that solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series.  The holders of shares of our common stock do not have any cumulative voting rights. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our Company.

Each director is elected by a vote of the majority of the votes cast with respect to the director nominee at a meeting of stockholders for the election of directors at which a quorum is present; provided, that if the number of director nominees exceeds the number of directors to be elected, the directors are elected by a plurality of the votes cast in such election. For purposes of director elections, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director.

Holders of our common stock are entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding preferred stock.

If we liquidate or dissolve our business, the holders of our common stock are entitled to share ratably in all our assets that are available for distribution to our shareholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All of our outstanding shares of common stock are fully paid and non-assessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “DLTR.” The registrar and transfer agent for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Our board of directors has the authority, without any action by the holders of our common stock, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board’s authority includes the power to determine the designations, preferences and rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including:
•    voting rights;
•    dividend rights and rates;
•    liquidation preferences;
•    conversion rights;

•	terms of redemption (including sinking fund provisions), redemption price or prices; and

•	the number of shares constituting any series of preferred stock (up to the maximum of 10,000,000 shares in the aggregate).
The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. For example, any preferred stock issued may rank senior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock also could decrease the amount of earnings and assets available for distribution to holders of shares of common stock.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying, or preventing a change in control of our Company. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of the Company, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group.

Voting Requirements for Certain Actions

The articles of incorporation provide that approval of the following actions require the affirmative vote of a majority of the shares entitled to be cast by each voting group entitled to vote on the matter:

•	shareholder approval of a plan of merger or share exchange;

•
shareholder approval of a sale, lease, exchange or other disposition of the Company’s assets, other than certain dispositions that would leave the Company without a “significant continuing business activity;”

•	shareholder approval of a plan of domestication;

•	shareholder approval of a plan of entity conversion; or

•	shareholder approval of a proposal for dissolution of the corporation.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws

Certain provisions in our articles of incorporation and in our bylaws could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the Company. For example, the following provisions may make it difficult for existing shareholders to replace our board of directors as well as for another party to obtain control of the Company by replacing our board of directors:

•
Our bylaws provide that shareholder nominations of persons for election to the board of directors may be made only upon advance written notice to the board of directors in accordance with certain procedural requirements.

•
A shareholder is not eligible to have its director nominees included in the Company’s proxy statement for the annual meeting of shareholders unless it meets certain notice and procedural requirements, including (i) continuous ownership for at least three years of at least three per cent of the outstanding shares of stock entitled to vote in the election of directors, (ii) the aggregate number of shareholders whose stock ownership is counted for the purpose of satisfying the ownership requirement does not exceed twenty, and (iii) the maximum number of shareholder nominees may not exceed the greater of two directors or twenty per cent of the number of directors then in office.

•
The articles of incorporation provide that a director may be removed only if the number of votes cast to remove the director constitutes a majority of the votes entitled to be cast at an election of directors.

•
The authorization of undesignated preferred stock in our articles of incorporation makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

•
Our articles of incorporation do not give the shareholders the right to cumulative voting in the election of directors. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our board of directors or influence our board of directors’ decision regarding a takeover.

In addition, there are provisions which may make it difficult to call special meetings of the shareholders or to take other shareholder action:

•
Our bylaws provide that special meetings of shareholders may be called only by the board of directors, the chairman of the board of directors or the chief executive officer, and that no business shall be transacted and no corporate action may be taken at a special meeting of shareholders other than that stated in the notice of the meeting.

•	The bylaws also provide that the only business that may be brought before an annual meeting of shareholders is limited to matters (i) brought before the meeting at the direction of the board of directors or (ii) specified in a written notice given by or on behalf of a shareholder of record who is entitled to vote at the meeting in accordance with certain procedural requirements specified in the bylaws.
These provisions of our bylaws could have the effect of delaying shareholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of shareholders to take action as a shareholder (such as electing new directors or approving a merger).

Certain Provisions of Virginia Law

The Virginia Stock Corporation Act contains provisions relating to “affiliated transactions” and “control share acquisitions,” which in certain circumstances could have anti-takeover effects, but the Company has elected to opt out of these provisions as permitted by Virginia law. The following is a brief summary of the provisions of the Virginia statutes.

The Virginia provisions relating to “affiliated transactions” prohibit a Virginia corporation having more than 300 shareholders from engaging in material transactions with the beneficial owner of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:

•
a majority (but not less than two) of the disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction, or

•
before the date the person became an interested shareholder, a majority of the disinterested directors of the corporation approved the transaction that resulted in the shareholder becoming an interested shareholder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material sales or other dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which has the effect of increasing the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

A Virginia corporation may include in its articles of incorporation a provision opting out of the affiliated transactions statute. The Company’s articles of incorporation provide that the Company elects not to be governed by the affiliated transactions statute.

Virginia law also contains provisions relating to “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or

•
the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

A Virginia corporation may include in its articles of incorporation or bylaws a provision opting out of the control share acquisition statute. The Company’s articles of incorporation provide that the Company elects not to be governed by the statutory provisions relating to control share acquisitions, and that such statutory provisions shall not apply to acquisitions of the Company’s shares.

Limitations of Liability and Indemnification of Officers and Directors

The articles of incorporation eliminate the liability of our directors and officers to the Company or its shareholders for monetary damages arising out of any transaction, occurrence or course of conduct. The only exception to this provision is in the event the director or officer has engaged in willful misconduct or a knowing violation of the criminal law or of any Federal or state securities law.

The articles of incorporation also require us to indemnify a director or officer against any liability incurred by him in connection with certain actions, suits and proceedings, and authorizes the board of directors to indemnify other agents and employees to the same or a lesser extent as a director or officer. Such indemnification does not apply in the event of willful misconduct or a knowing violation of the criminal law.